EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Weyerhaeuser Company:
We consent to the incorporation by reference in the registration statements (No. 333-182403 on Form S-3; and Nos. 333-183980, 333-182810, 333-188256 and 333-182224 on Form S-8) of Weyerhaeuser Company and subsidiaries of our reports dated February 13, 2015, with respect to the consolidated balance sheets of Weyerhaeuser Company as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Weyerhaeuser Company.
/s/ KPMG LLP
Seattle, Washington
February 13, 2015